FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:	_______October______________

Commission File Number:	0-25672

MIRAMAR MINING CORPORATION

(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     _____          Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — _____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION

(Registrant)

By:	/s/ E.Bennett

E.Bennett, CFO

Dated:	October, 09, 2007

NEWMONT TO ACQUIRE MIRAMAR MINING FOR C$6.25 CASH PER SHARE;
MIRAMAR BOARD TO UNANIMOUSLY RECOMMEND OFFER

DENVER, Colorado and Vancouver, British Columbia, October 9, 2007 – Newmont Mining Corporation (NYSE: NEM) and Miramar Mining Corporation (TSX: MAE, AMEX: MNG) announced today that they have entered into a definitive support agreement that provides for the acquisition by Newmont, with the unanimous support of the Miramar board of directors, of all the outstanding common shares of Miramar for C$6.25 cash per common share. The acquisition will be effected through a take-over bid, the full details of which will be contained in Newmont’s take-over bid circular that is expected to be mailed to Miramar shareholders by the end of October. The transaction values Miramar at approximately C$1.5 billion on a fully-diluted basis. The offer represents a premium of approximately 29% over Miramar’s 20-day volume weighted average trading price on the TSX through October 5, 2007.

The board of directors of Miramar has unanimously determined that the offer to be made by Newmont is fair and that it will recommend that shareholders tender to the offer. Miramar has received opinions from BMO Capital Markets and Paradigm Capital Inc. that, subject to the limitations and qualifications stated in such opinions, the consideration to be received under the offer is fair, from a financial point of view, to Miramar shareholders. All of the directors and senior officers of Miramar have entered into written agreements to accept Newmont’s offer and to tender their shares to the take-over bid.

Richard O’Brien, Chief Executive Officer and President of Newmont, said, “We made an initial investment in Miramar in 2005 because we saw the potential strategic opportunity offered by the Hope Bay Project as part of our broader exploration and growth portfolio. We have been impressed with the progress of the Project since that time, and believe that, as a result of its scale, the true potential of the Project can best be realized with the additional expertise and resources of a global gold company like Newmont. Consistent with our strategic focus on exploration and project development, this transaction represents the next logical step for this world class resource. This transaction further emphasizes our focus on our core gold business while providing opportunities for sustainable, lower cost production and future reserve replacement.”

The strategic benefits offered by this transaction include:

-	the opportunity for Newmont to establish a new, core mining district in the Nunavut Territory of Canada;

-

the opportunity for Newmont’s exploration and project development teams to focus on a long-term deposit with competitive operating costs that is one of the top known, undeveloped gold deposits globally;

-	the opportunity to reduce the technical risk associated with the Project using Newmont’s historic investment in and understanding of the Hope Bay Project, and;

-	the opportunity for Newmont to control and explore a roughly 80 by 20 kilometer greenstone belt with substantial exploration potential located in a AAA-rated country.

Tony Walsh, President and Chief Executive Officer of Miramar said, “We believe Newmont’s offer takes into account the value of the existing resources at Hope Bay along with the significant upside potential. I firmly believe this is a world class project and that its value will continue to be realized under the direction of Newmont, a world class gold mining company.”

Full details of the offer will be included in the formal offer and take-over bid circular that is expected to be mailed to Miramar shareholders by the end of October. Newmont’s take-over bid circular will be accompanied by Miramar’s directors’ circular, which will provide shareholders of Miramar with, among other things, the rationale for the unanimous recommendation of the Miramar board that shareholders accept Newmont’s offer. Newmont’s obligation to acquire shares pursuant to the offer will be subject to certain customary conditions, including there having been validly deposited at the expiry of the offer a number of common shares of Miramar that, together with the common shares held by Newmont and its affiliates, constitutes at least 66 2/3% of the common shares of Miramar then outstanding on a fully-diluted basis (disregarding shares that may be acquired by Newmont pursuant to warrants that it owns). Newmont currently holds an approximately 8.4% basic and 15.0% fully-diluted common share interest in Miramar.

Newmont also announced that it has enhanced its existing financing capacity with a US$1.3 billion underwritten financing commitment from JPMorgan and Citi that is in addition to approximately US$1.5 billion in available capacity under its current revolving credit facility.

Newmont has engaged Genuity Capital Markets as its financial advisor and Citi and JPMorgan as co-advisors, and engaged Wachtell, Lipton, Rosen & Katz and Goodmans LLP as its legal advisors in connection with the transaction. Miramar has engaged BMO Capital Markets as its sole financial advisor, and Gowling Lafleur Henderson LLP and Dorsey & Whitney LLP as its legal advisors in connection with the transaction.

About Newmont:

Founded in 1921 and publicly traded on the NYSE since 1925, Newmont is one of the largest gold companies in the world. Headquartered in Denver, Colorado, the company employs approximately 15,000 people, the majority of whom work at Newmont's core operations in the United States, Australia, Peru, Indonesia and Ghana. Newmont is the only gold company listed in the S&P 500 index and in the Dow Jones Sustainability Index-World. Newmont’s industry-leading performance is reflected through high standards in environmental management, health and safety for its employees and creating value and opportunity for host communities and shareholders.

About Miramar:

Miramar is a Canadian gold company that controls the Hope Bay Project, one of the largest undeveloped gold projects in North America. The Hope Bay Project extends over 1,000 square kilometers and encompasses one of the most prospective undeveloped greenstone belts in North America.

Investor and Media Contacts:

Newmont:
Investor Contact:	John Seaberg	303.837.5743	john.seaberg@newmont.com
Media Contact:	Omar Jabara	303.837.5114	omar.jabara@newmont.com

Miramar:
Investor Contact:	Nicole Hoeller	604.985.2572	nhoeller@miramarmining.com

More Information and Where to Find It:

Newmont and Miramar will file materials related to Newmont’s proposed offer for all of the outstanding common shares of Miramar, including the support agreement, Newmont’s take-over bid circular and Miramar’s directors’ circular, with the Canadian securities commissions and the U.S. Securities and Exchange Commission (SEC). Investors and security holders are advised to read these materials when they become available because they will contain important information. Investors and security holders may obtain materials that are filed with the Canadian securities commissions and the SEC, including the support agreement, Newmont’s take-over bid circular and Miramar’s directors’ circular, when they become available, at www.sedar.com and www.sec.gov.

Cautionary Statement:

This news release contains forward-looking statements, including “forward-looking statements” within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements include, without limitation, statements regarding the timing, terms and conditions and anticipated consequences of the proposed transaction. Where statements by Newmont or Miramar express or imply an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. The completion of the proposed transaction is subject to a number of terms and conditions including, without limitation, acceptance of the offer by holders of the requisite number of common shares of Miramar, approval of Canadian competition and foreign investment regulators and certain termination rights available under the agreement relating to the transaction. Neither Newmont nor Miramar undertakes, and each expressly disclaims, any obligation to release publicly revisions to any forward-looking statement to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Additionally, Newmont and Miramar each expressly disclaims any obligation to comment on expectations of, or comments made by, third parties in respect of the proposed transaction.